UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2010



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	001-34257	42-0644327
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 26, 2010, we issued a press release announcing our financial results for the quarter ended March 31, 2010. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Press Release, dated April 26, 2010, announcing our financial results for the quarter ended March 31, 2010.

Exhibit 99.2   Supplemental Financials

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


United Fire & Casualty Company
(Registrant)


Date: April 26, 2010   /s/ Randy A. Ramlo
                                                            Randy A. Ramlo, Chief Executive Officer

EXHIBIT 99.1

United Fire Reports First Quarter 2010 Results

- *Net income of 73 cents per diluted share for the first quarter of 2010, compared with net income of 12 cents per diluted share for the first quarter of 2009*
- *Diluted operating income [1] of 67 cents per share for the first quarter of 2010, compared with diluted operating income of 21 cents per share for the first quarter of 2009*
- *Book value per share increased $1.14 to $26.49 since December 31, 2009*

CEDAR RAPIDS, Iowa, April 26, 2010 (GLOBE NEWSWIRE) -- United Fire & Casualty Company (Nasdaq:UFCS) today reports our first quarter 2010 financial results.

Financial Highlights	Three Months Ended March 31,		
(In Thousands Except Shares and Per Share Data)	**2010**	2009	Change %
Revenue Highlights			
Premiums earned	**$ 114,308**	$ 118,321	(3.4)
Investment income, net of investment expenses	**27,968**	23,271	20.2
Total revenues	**145,125**	138,263	5.0
Income Statement Data			
Net income	**$ 19,392**	$ 3,270	493.0
Net realized investment gains (losses)	**1,772**	(2,267)	178.2
Operating income [1]	**17,620**	5,537	218.2
Per Share Data (Diluted)			
Diluted earnings per share	**$ 0.73**	$ 0.12	508.3
Net realized investment gains (losses)	**0.06**	(0.09)	166.7
Operating income per share [1]	**0.67**	0.21	219.0
Catastrophe Data			
Pre-tax catastrophe losses [1]	**$ 3,156**	$ 2,977	6.0
Effect on after-tax earnings	**0.08**	0.07	14.3
Effect on combined ratio	**3.1%**	2.7%	14.8
Book value per share	**26.49**	23.89	10.9
Cash dividends declared per share	**0.15**	0.15	--
Diluted weighted average shares outstanding	**26,454,733**	26,623,795	(0.6)

(1) The Non-GAAP Financial Measures section of this release defines and reconciles data not prepared in accordance with U.S. GAAP.

Insurance market still tough but core book of business remains solid

"In the first quarter of 2010, we had no material investment write downs, the weather was fairly cooperative, we had manageable Hurricane Katrina claims development and we can finally let our core book results tell the story—we performed well," said President & CEO Randy Ramlo. "We know the business is still very competitive, but our first quarter shows that if we can avoid some of the major catastrophic events of the last two years, we can still produce some pretty good numbers.

"We always strive to increase book value for our shareholders and increase statutory capital and surplus. We are happy to report we did both in the first quarter. Our book value for our shareholders increased by $1.14 per share to $26.49 as of March 31, 2010, compared to December 31, 2009, and our statutory surplus grew from $556.3 million at December 31, 2009 to $573.7 million at March 31, 2010."

"Though we had further Katrina development, we feel we had another very successful quarter concluding three of our largest remaining Katrina suits. We continue our efforts to conclude unresolved Katrina related litigation with our policyholders, with approximately 23 percent of the Katrina claims outstanding at year-end concluded during the first quarter of 2010. In total, we have concluded 97 percent of our Katrina claims.

"Our annuity product sales were down substantially in our life insurance segment, compared to the near-record quarter in 2009," said President Randy Ramlo. "Overall, though, we experienced a growth in our life insurance products, and the segment turned in a solid performance."

Consolidated Investment Results

- **Net investment income** – In the first quarter of 2010, net investment income increased 20.2 percent, as our invested assets have increased from $2.1 billion at March 31, 2009 to $2.5 billion at March 31, 2010, which allowed us to generate more investment income.
- **Realized investment losses** – In the first quarter of 2010, we incurred other-than-temporary impairment charges of $.3 million attributable to our equity securities, compared to $4.6 million in the first quarter of 2009 attributable to our fixed maturity and equity securities.
- **Unrealized investment gains** – Unrealized investment gains, after tax, were $94.7 million at March 31, 2010, which is a 14.8 percent increase from December 31, 2009. This is reflective of the appreciation in market values of our equity securities and increases in the price of our fixed maturity securities, as interest rates declined relative to our investments.

Property and Casualty Insurance Segment

For the three month period ended March 31, 2010, premium revenues for our property and casualty insurance segment were generated from 91 percent commercial lines business and 9 percent personal lines business. Our top five states for direct premiums written were Iowa, Texas, Missouri, Louisiana and Illinois.

Property & Casualty Insurance Financial Results:	Three Months Ended March 31,	
(In Thousands)	**2010**	2009
Revenues		
Net premiums written [(1)]	**$ 107,124**	$ 114,649
Net premiums earned	**$ 101,979**	$ 109,214
Investment income, net of investment expenses	**8,637**	6,048
Realized investment gains (losses)	**2,176**	(717)
Other income (loss)	**(58)**	28
Total Revenues	**$ 112,734**	$ 114,573
Benefits, Losses and Expenses		
Losses and loss settlement expenses	**$ 63,628**	$ 82,279
Amortization of deferred policy acquisition costs	**24,043**	26,898
Other underwriting expenses	**5,954**	6,451

Disaster charges and other related expenses, net of recoveries	**(23)**	(358)
Total Benefits, Losses and Expenses	**$ 93,602**	$ 115,270
Income (loss) before income taxes	**19,132**	(697)
Federal income tax expense (benefit)	**3,056**	(2,561)
Net income	**$ 16,076**	$ 1,864
GAAP combined ratio:		
Net loss ratio (without catastrophes)	**54.1%**	61.7%
Hurricane Katrina litigation - effect on net loss ratio	**5.2**	10.9
Other catastrophes - effect on net loss ratio	**3.1**	2.7
Net loss ratio	**62.4%**	75.3%
Expense ratio [2]	**29.4**	30.5
Combined ratio	**91.8%**	105.8%
Statutory combined ratio: [1]		
Net loss ratio (without catastrophes)	**54.1%**	61.8%
Hurricane Katrina litigation - effect on net loss ratio	**5.2**	10.9
Other catastrophes - effect on net loss ratio	**3.1**	2.7
Net loss ratio	**62.4%**	75.4%
Expense ratio	**30.7**	29.8
Combined ratio	**93.1%**	105.2%

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

(2) The GAAP expense ratio does not include the disaster charges and other related expenses, net of recoveries.

- **Net premiums written** – The decline in net premiums written in the three-months ended March 31, 2010, was largely attributable to the following:

  - *Economy* – Our premium writings continue to be affected by the weak economy as businesses reduce staff and their vehicle fleets and in some cases go out of business.
  - *Policy retention* – Our aggregate policy retention rate for personal and commercial lines of business remained at approximately 80 percent, as our underwriters continue to focus on writing good business at an adequate price, preferring quality over volume.
  - *Pricing pressure* – The insurance marketplace remains competitive. Accordingly, our pricing level remains relatively flat, with personal lines up slightly and commercial lines flat to slightly lower. We were successful in increasing pricing on a small percentage of our commercial renewals and continue to be able to write new business.

- **Combined ratio** –The GAAP combined ratio improved by 14.0 percentage points in the first quarter of 2010, as compared with the first quarter of 2009, due to a decrease in loss and loss settlement expenses. Loss and loss settlement expenses decreased 22.7 percent from $82.3 million in the first quarter of 2009 to $63.6 million in the first quarter of 2010, due to a reduction in Hurricane Katrina development and an improvement in our non-catastrophe experience.

  - *Catastrophe Losses* – Not including Hurricane Katrina development, we incurred $3.2 million in catastrophe losses and loss settlement expenses in the first quarter of 2010, compared to $3.0 million in the first quarter of 2009.

- *Hurricane Katrina* – Hurricane Katrina loss and loss settlement expenses contributed $5.4 million to the losses incurred in the first quarter of 2010, compared to $11.9 million in the first quarter of 2009. The losses in both 2009 and 2010 are due to the continued adverse development from Katrina claims litigation.
- *Claims frequency and severity* – Overall claims frequency decreased in the first quarter of 2010 as compared to the first quarter of 2009, which is a trend we have been seeing for several quarters. Claims severity has remained stable during the first quarter of 2010 since December 31, 2009.

Life Insurance Segment

United Life Insurance Company, our life insurance subsidiary, offers a complete line of products, which includes single premium annuities, universal life products and traditional life products. For the three month period ended March 31, 2010, our top five states for business were Iowa, Nebraska, Wisconsin, Minnesota and Illinois.

Life Insurance Financial Results:	Three Months Ended March 31,	
(In Thousands)	2010	2009
Revenues		
Net premiums written [1]	**$ 12,312**	$ 6,197
Net premiums earned	**$ 12,329**	$ 9,107
Investment income, net of investment expenses	**19,331**	17,223
Realized investment gains (losses)	**550**	(2,771)
Other income	**181**	131
Total Revenues	**$ 32,391**	$ 23,690
Benefits, Losses and Expenses		
Losses and loss settlement expenses	**$ 4,735**	$ 3,799
Increase in liability for future policy benefits	**6,390**	3,388
Amortization of deferred policy acquisition costs	**2,473**	2,508
Other underwriting expenses	**2,853**	2,035
Interest on policyholders' accounts	**10,801**	9,772
Total Benefits, Losses and Expenses	**$ 27,252**	$ 21,502
Income before income taxes	**5,139**	2,188
Federal income tax expense	**1,823**	782
Net income	**$ 3,316**	$ 1,406

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

- **Net premiums earned** – An increase in the sales of our single premium whole life product was the primary factor for the 35.4 percent increase in our net premiums earned for first quarter of 2010, as compared to the same period of 2009.
- **Annuity deposits** – Annuitants seeking other products as the economy continues to recover and money is reinvested into products with greater risk that yield a higher return was the primary factor for the decrease in our annuity deposits, which declined to $17.2 million in the first quarter of 2010 compared to $63.5 million in the first quarter of 2009. Annuity deposits are not recorded as a component of net premiums written or net premiums earned; however, they do generate investment income.

- **Net cash flow** – The decline in annuity deposits along with annuitant withdrawals contributed to a net cash outflow related to our annuity business of $1.1 million in the first quarter of 2010, compared to a net cash inflow of $19.4 million in the first quarter of 2009.
- **Losses and loss settlement expenses** – A rise in the amount of death benefits paid, as a result of higher sales in our life insurance products primarily single premium whole life insurance, and a slight increase in surrender benefits, contributed to an increase of $.9 million or 24.6 percent in our losses and loss settlement expenses for the first quarter of 2010 as compared to the same period of 2009.
- **Increase in liability for future policy benefits** – The increase in the sale of single premium whole life insurance, as well as disability claims where the morbidity tables anticipate a long-term claim resulting in higher claim reserves, caused an 88.6 percent increase in our liability for future policy benefits in the first quarter of 2010, as compared to the same period of 2009.
- **Interest on policyholders' accounts** – The growth in our deferred annuity account balances over the last year rather than the rate of interest credited, contributed to the 10.5 percent increase in the first quarter of 2010 in our interest on policyholders' accounts, as compared with the same period of 2009.

Share Repurchase Program

In the first quarter of 2010, we repurchased a total of 166,276 shares of our common stock for $2.8 million at an average price per share of $16.59. As of March 31, 2010, we are authorized to purchase an additional 349,878 shares of common stock under our Share Repurchase Program, which expires in August 2011.

Supplemental Information

For information supplemental to this release, please visit www.unitedfiregroup.com and select "Investor Relations" and then select "Reports/Proxy."

About United Fire & Casualty Company

Founded in 1946, United Fire & Casualty Company is engaged in the business of writing property and casualty insurance and life insurance and selling annuities. Our company's net premiums written totaled $119.4 million in the first quarter of 2010, and our market capitalization was $474.3 million at March 31, 2010.

We are represented by professional independent insurance agents throughout the country, predominantly in the Midwest, West and South. Our complete line of products includes commercial insurance (91 percent of property and casualty premiums written), surety bonds, personal insurance, and life insurance.

For the 17th consecutive year, United Fire has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the fourth consecutive year, our subsidiary, United Life Insurance Company, has been named to the Ward's 50 Life & Health Insurance Companies.

In 2009, for the third straight year, United Fire was named to Audit Integrity's Top 100 list of companies that demonstrate high corporate integrity. United Fire is rated A (Excellent) by A.M. Best Company.

United Fire was named a "Top 10 Ease of Doing Business Performer" for 2009 in Deep Customer Connections Inc.'s (DCC) seventh annual Ease of Doing Business (EDB) survey. More than 8,700 independent agents and brokers assessed the performance of more than 250 property and casualty carriers as part of the survey. They rated the importance of 11 EDB factors, ranging from underwriting responsiveness and handling claims promptly to acting with the agency's needs in mind. DCC specializes in helping property and casualty carriers achieve profitable growth by making it easy for their agents to work with them. DCC's EDB Index® is an industry benchmark of carriers' EDB performance.

For more information about United Fire, visit www.unitedfiregroup.com.

The United Fire & Casualty Company logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7089

Statutory Financial Measures

United Fire and its subsidiaries are required to file financial statements based on statutory accounting principles in each of the states where our insurance companies are domiciled and licensed to conduct business. Management analyzes financial data and statements that are prepared in accordance with statutory accounting principles rather than U.S. GAAP.

The following definitions of key statutory measures are provided for our readers' convenience. United Fire does not reconcile data prepared under statutory accounting principles to those prepared under U.S. GAAP because Regulation G does not require reconciliation to U.S. GAAP of data prepared under a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, less ceded premiums written. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for insurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. Premiums written is an important measure of business production for the period under review.

(In Thousands)	Three Months Ended March 31,	
	2010	2009
Net premiums written	**$ 119,436**	$ 120,846
Net change in unearned premium	**(5,186)**	(2,749)
Net change in prepaid reinsurance premium	**58**	224
Net premiums earned	**$ 114,308**	$ 118,321

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio").

When prepared in accordance with U.S. GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned.

When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

Statutory surplus is the excess of admitted assets, those recognized and accepted by the state insurance laws to determine solvency, over liabilities.

Non-GAAP Financial Measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income (loss) is net income (loss) excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.

(In Thousands Except Per Share Data)	Three Months Ended March 31,	
	2010	2009
Net income	**$ 19,392**	$ 3,270
After-tax realized investment (gains) losses	**(1,772)**	2,267
Operating income	**$ 17,620**	$ 5,537
Diluted earnings per share	**0.73**	0.12
Diluted operating income per share	**0.67**	0.21

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers. We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. Management at times may determine for comparison purposes that it is more meaningful to exclude extraordinary catastrophe losses and resulting litigation, such as Hurricane Katrina. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(In Thousands)	Three Months Ended March 31,	
	2010	2009
ISO catastrophes	**$ 8,378**	$ 14,013
Less Hurricane Katrina loss development	**(5,351)**	(11,944)
ISO catastrophes without Hurricane Katrina	**$ 3,027**	$ 2,069
Non-ISO catastrophes	**129**	908
Total catastrophes	**$ 3,156**	$ 2,977

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2009, filed with the SEC on March 1, 2010. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

```
CONTACT:   United Fire & Casualty Company
           Randy A. Ramlo, President/CEO
           Dianne M. Lyons, Vice President/CFO
           319-399-5700
```

Exhibit 99.2

Supplemental Tables

Consolidated supplementary financial information

Income Statement:		Three Months Ended March 31,		
(In Thousands)		**2010**		2009
Revenues				
Net premiums written (1)	$	**119,436**	$	120,846
Net premiums earned	$	**114,308**	$	118,321
Investment income, net of investment expenses		**27,968**		23,271
Realized investment gains (losses)		**2,726**		(3,488)
Other income		**123**		159
Total Revenues	$	**145,125**	$	138,263
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$	**68,363**	$	86,078
Increase in liability for future policy benefits		**6,390**		3,388
Amortization of deferred policy acquisition costs		**26,516**		29,406
Other underwriting expenses		**8,807**		8,486
Disaster charges and other related expenses, net of recoveries		**(23)**		(358)
Interest on policyholders' accounts		**10,801**		9,772
Total Benefits, Losses and Expenses	$	**120,854**	$	136,772
Income before income taxes		**24,271**		1,491
Federal income tax expense (benefit)		**4,879**		(1,779)
Net income	$	**19,392**	$	3,270

(1) The Statutory Financial Measures section of our April 26, 2010 press release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Balance Sheet:		**March 31, 2010**	December 31, 2009
(In Thousands)		**(unaudited)**	
Total invested assets:			
Property and casualty segment	$	**953,963** $	915,055
Life insurance segment		**1,501,685**	1,436,786
Total cash and investments		**2,599,868**	2,542,693
Total assets		**2,940,927**	2,902,544
Future policy benefits and losses, claims and loss settlement expenses	$	**1,938,982** $	1,927,645
Total liabilities		**2,242,464**	2,229,809
Net unrealized investment gains, after-tax	$	**94,692** $	82,491
Total stockholders' equity		**698,463**	672,735
Property and casualty insurance statutory capital and surplus (1) (2)	$	**-** $	556,265
Life insurance statutory capital and surplus (2)		**164,502**	160,179

(1) Because United Fire & Casualty Company owns United Life Insurance Company, the property and casualty insurance statutory capital and surplus includes life insurance statutory capital and surplus and therefore represents our total consolidated statutory capital and surplus.
(2) The Statutory Financial Measures section of our April 26, 2010 press release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Commercial Lines and Personal Lines

(In Thousands)		Three Months Ended March 31, 2010		2009
Net Premiums Written				
Commercial lines:				
Other liability [1]	$	**29,148**	$	31,911
Fire and allied lines [2]		**25,582**		26,630
Automobile		**24,440**		26,228
Workers' compensation		**13,600**		16,340
Fidelity and surety		**4,051**		3,917
Miscellaneous		**222**		246
Total commercial lines	$	**97,043**	$	105,272
Personal lines:				
Fire and allied lines [3]	$	**5,568**	$	5,030
Automobile		**3,637**		3,214
Miscellaneous		**119**		88
Total personal lines	$	**9,324**	$	8,332
Reinsurance assumed		**757**		1,045
Total	$	**107,124**	$	114,649

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Commercial Lines and Personal Lines

Three Months Ended March 31,

(In Thousands) Unaudited		2010 Premiums Earned		Losses and Loss Settlement Expenses Incurred	Loss Ratio	2009 Premiums Earned		Losses and Loss Settlement Expenses Incurred	Loss Ratio
Commercial lines									
Other liability	$	**28,214**	$	**18,841**	**66.8%**	$ 31,052	$	20,105	64.7%
Fire and allied lines		**24,384**		**19,799**	**81.2**	25,400		27,073	106.6
Automobile		**23,010**		**13,830**	**60.1**	24,386		15,210	62.4
Workers' compensation		**11,218**		**4,278**	**38.1**	13,211		11,776	89.1
Fidelity and surety		**4,679**		**209**	**4.5**	5,413		273	5.0
Miscellaneous		**202**		**36**	**17.8**	210		51	24.3
Total commercial lines	$	**91,707**	$	**56,993**	**62.1%**	$ 99,672	$	74,488	74.7%
Personal lines									
Fire and allied lines	$	**5,979**	$	**2,067**	**34.6%**	$ 5,339	$	3,808	71.3%
Automobile		**3,467**		**2,881**	**83.1**	3,086		2,351	76.2
Miscellaneous		**87**		**(27)**	**N/A**	84		294	N/A
Total personal lines	$	**9,533**	$	**4,921**	**51.6%**	$ 8,509	$	6,453	75.8%
Reinsurance assumed		**739**		**1,714**	**231.9%**	1,033		1,338	129.5%
Total		**$ 101,979**	$	**63,628**	**62.4%**	$ 109,214	$	82,279	75.3%